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14046302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 07 2014
Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janssen Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2094 185th Street, Suite 17
(No. and Street)

Fairfield	IA	12566
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeFreitas & Minsky, LLP
(Name – *if individual, state last, first, middle name*)

30 Jericho Executive Plaza, Suite 500W	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/28

OATH OR AFFIRMATION

I, Peter Janssen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janssen Partners, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Iowa,
County of Jefferson

Signature

Pres

Title

BONNIE REIGHARD
COMMISSION NO. 745337
MY COMMISSION EXPIRES
FEBRUARY 13, 2016

Bonnie Reighard

Notary Public

BONNIE REIGHARD
COMMISSION NO. 745337
MY COMMISSION EXPIRES
FEBRUARY 13, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JANSSEN PARTNERS INC.

Financial Statement
and Supplementary Information

December 31, 2013

DE FREITAS & MINSKY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER N. PATERNOSTRO (1938-2007)

Report of Independent Registered Public Accounting Firm

Janssen Partners, Inc.
2094 185th Street, Suite 17
Fairfield, IA 52556

We have audited the accompanying statement of financial condition of Janssen Partners, Inc. as of December 31, 2013 and the related statement of income, changes in stockholder's equity, cash flows, and accompanying supplementary information for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Janssen Partners, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Computation of Net Capital and Computation of Differences of Net Capital Between Corporation Focus and Audited Report, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applies in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have also audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), Janssen Partners, Inc.'s internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 17, 2014 expressed an unqualified opinion.

DeFreitas & Minsky LLP

De Freitas & Minsky, LLP
Jericho, New York
February 17, 2014

DE FREITAS & MINSKY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER N. PATERNOSTRO (1938-2007)

Report of Independent Registered Public Accounting Firm

Janssen Partners, Inc.
2094 185th Street, Suite 17
Fairfield, IA 52556

In planning and performing our audit of the financial statements of Janssen Partners, Inc. for the year ended December 31, 2013, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c-3(e).

2. We did not review the practices and procedures followed by the company in making quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or any practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

30 JERICHO EXECUTIVE PLAZA, SUITE 500W JERICHO, NY 11753
TEL: (516) 746-6322 FAX: (516) 746-8679
www.dmcpallp.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

De Freitas & Minsky, LLP

De Freitas & Minsky, LLP
Jericho, New York
February 17, 2014

Janssen Partners, Inc.
Statement of Financial Condition
December 31, 2013

Assets

Cash In Bank		$ 3,585
Receivables from brokers and dealers account		806
Securities owned at market value		247,203
Fixed Assets (net)		-
Other Assets		634
Total Assets		252,228

Liabilities and Stockholders' Equity

Accounts Payable		10,030
Due to Janssen Properties		26,435
Payable to Peter Janssen		28,256
Stockholders' Equity		
Common Stock	100,000	
(100 shares, no par value common stock authorized, issued, and outstanding)		
Additional Paid in Capital	1,913,197	
Accumulated Deficit	(1,825,690)	
Total Stockholders' Equity		187,507
Total Liabilities and Stockholders' Equity		$ 252,228

See accountant's audit report

Janssen Partners, Inc.
Statement Of Income
For the Year Ended December 31, 2013

Income	
Gain on Firms Investments	$ 114,561
Fees	13,000
Commissions	-
Dividend Income	-
Total Income	127,561
Expenses	
Other Expenses	45,051
Regulatory Fees	9,927
Total Expenses	54,978
Net gain (loss) for the year	72,583
Deficit - January 1, 2013	(1,898,273)
Deficit - December 31, 2013	$ (1,825,690)

See accountant's audit report

Janssen Partners, Inc.
Statement of Changes In Stockholders' Equity
December 31, 2013

Stockholders' Equity - January 1, 2013	$ 114,924
Capital Contribution	-
Net gain (loss) for the year	72,583
Stockholders' Equity - December 31, 2013	$ 187,507

See accountant's audit report

Janssen Partners, Inc.
Statement of Cash Flows
December 31, 2013

Cash Flows From Operating Activities	
Net Income	$ 72,583
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in :	
Receivables from brokers or dealers	2,026
Securities owned at market value	(90,632)
Increase (Decrease) in:	
Accounts Payable	180
Due to Janssen Properties Inc.	8,000
Payable to Peter Janssen	(1,000)
Cash Increased (Decreased) by operating activities	(8,843)
Cash - January 1, 2013	12,428
Cash - December 31, 2013	$ 3,585

Janssen Partners, Inc.
Computation of Net Capital
December 31, 2013

Total ownership equity		$ 187,507
Deductions		
Non allowable assets		
Furniture, equipment & leasehold	-	
Other Assets	634	634
Net capital before haircut		186,873
Haircut		
Other securities	37,080	
Undue concentration	33,911	70,991
Net Capital		115,882
Computation of Basic Net Capital		
Minimum net capital		4,315
Basic net capital		5,000
Net capital requirement		5,000
Excess net capital		110,882
Excess net capital @ 1000%		$ 109,410
Computation of Aggregate Indebtedness		
Total aggregate indebtedness		64,721
Percentage of aggregate indebtedness to net capital		55.85%

Janssen Partners, Inc.
Computation of Differences of Net Capital
Between Corporation Focus and Audited Report
December 31, 2013

Net Capital per corporation's focus	118,420
Net capital per audit report	115,882
Difference	2,538

Pursuant to Rule 17a-5(d)(4), the difference above is immaterial. No reconciliation is to be included.

Note 1. Principal Business Activity and Summary of Significant Accounting Policies

Organization and Nature of Business

Janssen Partners, Inc. (the "Company") was incorporated on August 29, 1997 in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc (FINRA). The Company acts as an introducing broker, an agent in the private placements of securities and provides consulting services. As an introducing broker-dealer, the Company is exempt from the provisions of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker.

Basis of Presentation

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Securities owned for the broker-dealers own account are measured initially and subsequently at fair value. Any unrealized gains or losses resulting from marking these to the fair value are included in profit or loss.

These financial statements reflect income from security transactions and commissions on customers' security transactions on a trade-date basis.

Depreciation

Depreciation of property and equipment is provided for based upon the straight-line method over the estimated useful life of the assets, under the federal income tax method. During 2012, the Company closed its NY office and thus made an entry on its books to amortize any remaining leasehold improvements for that asset.

Income Taxes

For federal income tax purposes, the company has elected to be treated as a small business corporation (S Corporation) under the applicable sections of the Internal Revenue Code. Accordingly, there is no provision for federal income taxes as such earnings or losses flow directly to the stockholder. State taxes are payable at reduced rates.

Note 2. **Commitments and Contingencies**

The Company entered into a lease agreement with Tina McQuiston, Mary K. Miller, Johnson Children Irrevocable Trust, Robert C. Johnson, Dorothy A. Johnson, & Mathew J. Johnson to lease the premise located: 2094 185th St. Suite 15 and 17, Fairfield, Iowa. The lease began on May 1, 2011 and expired on October 31, 2011. No rent was due during this period. The lease was then renewed for the period November, 1, 2011 through April 30, 2012 at $800 per month. The Company has an automatic option to renew and it has done so at a rate of $800 per month plus 6% of the cost of utilities for the building and 100% of the Lessee's telephone, cable, internet, light bulbs and janitorial service for the space used.

Note 3. **Concentration of Risk**

In the normal course of business, the Company is engaged in various trading and brokerage activities as principal or agent. The execution, settlement and financing of those transactions can result in off-balance-sheet risk or concentration of credit risk.

99.01% of Janssen Partners, Inc. equity investments are in a single stock. The company currently owns 29,000 shares of Opko Health, Inc. with a market value of $244,760. This represents 97.28% of Janssen Partners, Inc. liquid assets.

Note 4. **Net Capital Requirement**

The company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the company had a net capital of $115,882 which was $110,882 in excess of its required net capital of $5,000.

Note 5. **Subsequent Events**

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events that provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

.JANSSEN PARTNERS, INC.
DECEMBER 31, 2012
EXEMPTIVE PROVISION UNDER FILE 15C3-3

Exemption from rule 15c3-3 is claimed under section k (2) ii.

DE FREITAS & MINSKY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

30 JERICHO EXECUTIVE PLAZA, SUITE 500W
JERICHO, NEW YORK 11753
(516) 746-6322